Exhibit (a)14 PRESS RELEASE

Radyne ComStream Responds to Wegener’s Board of Directors Measures Designed to
Prevent Wegener’s Stockholders from Accepting Radyne’s
Premium Offer

Radyne ComStream Maintains Commitment to Pursuing Tender Offer, Says
Wegener Executives Line Pockets With What Could be Millions of Dollars

PHOENIX, AZ – May 9, 2003 — Radyne ComStream Inc. (Nasdaq: RADN; Warrants: RADNW), today expressed its disappointment that the board of directors of Wegener Corporation (Nasdaq: WGNR) had adopted a number of measures designed to prevent its own stockholders from selling their stock at a significant premium, while at the same time implementing huge severance packages for senior executives.

Bob Fitting, Radyne ComStream’s Chief Executive Officer said, “It is evident from the board’s refusal to recommend our premium cash offer of $1.55 per share, failure to even consider engaging in discussions with us, and blatant attempts to impede shareholder democracy, that Wegener’s board is not seriously committed to realizing stockholder value.”

Mr. Fitting added, “We are absolutely shocked that Wegener’s management would take this opportunity to execute severance agreements for themselves. By ensuring themselves a payout of over a million dollars, and potentially several million dollars, in the event the stockholders support our offer, management has effectively shifted money out of the pockets of stockholders and into the pockets of management. We are stunned that these measures were adopted in the face of our communication that we would be willing to negotiate the price of our offer if the Board would engage in substantive discussions. Frankly, we thought Boards were beholden to stockholders, not management.”

Radyne ComStream also announced that it sent a letter to Wegener’s stockholders expressing its frustration with Wegener’s refusal to allow Wegener stockholders to make their own decision on the adequacy of the offer. The letter also described why Radyne ComStream believes that $1.55 per share represents an attractive alternative to a continued investment in Wegener especially given management’s inability and seeming unwillingness to support the price of the stock.

Mr. Fitting noted, “The opinion of their financial advisor that suggests our offer is inadequate was based on the projections and forecasts provided by management that the advisor simply assumed were capable of being achieved. Given management’s track record, we think the stockholders should have the right to choose between continued investment in Wegener and its questionable ability to achieve its long-term strategy, and the receipt of $1.55 per share in cash today. And, we intend to do everything we can to afford stockholders with that choice.”

Notice for Wegener Stockholders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal, each of which were filed with the Securities and Exchange Commission on April 23, 2003. Wegener stockholders and other interested parties are urged to read Radyne ComStream’s tender offer statement and other relevant documents filed with the SEC because they will contain important information. Investors and stockholders may obtain a free copy of these statements and other relevant documents at the SEC’s Web site, www.sec.gov, or from Radyne ComStream Inc. at 3138 East Elwood Street Phoenix, AZ 85034, Attn: Investor Relations.

About Radyne ComStream

Radyne ComStream designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, microwave and cable communication networks. The company, through the Tiernan subsidiary (www.tiernan.com), is a supplier of HDTV and SDTV encoding and transmission equipment. The Armer subsidiary (www.armercom.com) provides innovative solutions for the integration and installation of turnkey communications systems. The company has offices in the U.S. located in Phoenix, San Diego and Boca Raton, and internationally in Singapore, Beijing, Jakarta and London. The company also has sales and/or service centers in Rio de Janeiro, Bangalore, Shanghai and Moscow. For more information visit our web site at www.radn.com.

Contact: Rich Johnson, Chief Financial Officer, Radyne ComStream, 602.437.9620

Safe Harbor Paragraph for Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) and Radyne ComStream claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “intends” or “anticipates,” and do not reflect historical facts. Specific forward-looking statements contained in this press release include, but are not limited to those that relate to consummation of the tender offer and any subsequent merger, together with any other statements that are not historical. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied, and the application of certain anti-takeover provisions contained in Wegener Corporation’s Certificate of Incorporation and in the Delaware General Corporation Laws. Radyne ComStream wishes to caution the reader that these factors, as well as other factors described in Radyne ComStream’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

Other factors that may affect forward-looking statements and the Company’s business generally include but are not limited to:

•	Radyne ComStream’s failure to obtain at least a majority of Wegener’s outstanding shares of common stock in the tender offer;

•	Radyne ComStream’s inability to remove or overcome defensive measures that are currently existing or that are implemented by Wegener’s board of directors;

•	Prospects of the international markets and global economy given that Radyne ComStream depends heavily on international sales.

•	A downturn in the evolving telecommunications and Internet industries.

•	Risk factors and cautionary statements made in Radyne ComStream’s Annual Report on Form 10-K for the period ended December 31, 2002.

•	The effect that acts of international terrorism may have on Radyne ComStream’s ability to ship products abroad.

•	Other factors that Radyne ComStream is currently unable to identify or quantify, but may exist in the future.

Forward-looking statements speak only as of the date the statement was made. Radyne ComStream does not undertake and specifically declines any obligation to update any forward-looking statements.

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